May 15, 2019

Christopher Cashion
Chief Financial Officer
Superior Drilling Products, Inc.
1583 South 1700 East
Vernal, Utah 84078

       Re: Superior Drilling Products, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 13, 2019
           Response letter dated April 15, 2019
           File No. 001-36453

Dear Mr. Cashion:

       We have reviewed your April 15, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
March 27, 2019 letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Note 5. Related Party Note Receivable, page 47

1. We have reviewed your responses to our comments related to your accounting for the
       Tronco Energy Corporation loan. It appears that the primary reason you concluded the loan is not impaired is due to the existence of the Meiers' guarantees and the related collateral provided under the Stock Pledge Agreement. However, it does not appear that these guarantees are substantive. For example, you have not shown any demonstrated intent to enforce the guarantees by continuing to extend the loan maturity date, and it is unclear whether the guarantors have sufficient net worth outside of the stock pledged to secure the loan, given that the stock pledge represents 80% of their holdings of the
       Company's common stock. Furthermore, you state that enforcing the guarantee and
 Christopher Cashion
Superior Drilling Products, Inc.
May 15, 2019
Page 2
         liquidating the shares in escrow would negatively impact the Company's stock and shareholders. For these reasons, we do not believe the guarantees are substantive and should not serve as the basis for concluding the loan is well secured and collateralized.

         Provide an analysis as to how the loan is not impaired absence these guarantees, if this is your view, or of the factors in FASB ASC 310-10-25-22 through ASC 310-10-25-25, if you believe that you are able to show the guarantees are nevertheless substantive.
2. With regard to the July 2014 modifications to the Tronco Energy Corporation loan, the basis for your conclusion that a concession was not granted because you received additional collateral in the form of the Company's common stock held by the Meiers and their family trusts is not clear. In this regard, we note disclosures, made prior to the July
         2014 modifications, stating that "all company shares" to be held by the Meiers were pledged as collateral in conjunction with your public offering and acquisition of the loan in May 2014, "until full repayment" of the loan. We also note disclosure, made prior to the July 2014 modifications, in which you conclude that there was "no risk of loss"
         associated with the loan.

         Unless you are able to show that adequate consideration was received in conjunction with the July 2014 modifications to the Tronco Energy Corporation loan, which was incremental to the 8,814,860 shares that were pledged as collateral prior to the modification, you should revise your accounting to comply with FASB ASC 310-40-35.
       You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer
Gallagher, Staff Accountant, at (202) 551-3706 with any questions.



FirstName LastNameChristopher Cashion                           Sincerely,
Comapany NameSuperior Drilling Products, Inc.
                                                                Division of
Corporation Finance
May 15, 2019 Page 2                                             Office of
Natural Resources
FirstName LastName